ENDORSEMENT APPLICABLE TO
                       GWBL MATURITY DATE ANNUITY BENEFIT

This Endorsement is part of your Guaranteed Minimum Income Benefit ("GMIB"} Rider. The same definitions apply to the capitalized terms used herein as apply in your Contract and your GMIB Rider. The benefit described in this Endorsement is subject to all the terms contained in your Contract, except as modified below.

The term "Contract" as used in this Endorsement applies to either a Contract or Certificate.

In this Endorsement, "we", "our", and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

The following replaces Part XI GWBL Maturity Date, in your GMIB Rider.

XI.  GWBL MATURITY DATE

The following provision is added to the Maturity Date Section of your Data Pages and becomes effective on or after the GWBL Conversion Effective Date unless GWBL is otherwise terminated prior to the Maturity Date.

Your Contract has a Maturity Date. Your Maturity Date as shown in the Data Pages does not change. The Maturity Date may not be later than the Contract Date Anniversary which follows the Annuitant's [95th] birthday. By the Maturity Date you must elect (i) an Annuity Benefit in any form we are then offering as described in Part VII of the Contract, or (ii) a lump sum distribution of the Annuity Account Value, or (iii) the GWBL Maturity Date Annuity Benefit described below. If you elect a life only form of Annuity Benefit with no period certain under Part VII of the Contract, we will provide annual periodic payments that are not less than the Guaranteed Annual Withdrawal Amount while you (and any Joint Owner if applicable) are living. If you fail to elect an option within [30] days following your Maturity Date, we will issue to you an Annuity Benefit under which payments will not be less than the amount described in the previous sentence.


Beginning as of the Maturity Date, and each year thereafter, as of the Contract Date Anniversary the GWBL Maturity Date Annuity Benefit compares the following two amounts and provides the higher of the two resulting amounts: (i) your Guaranteed Annual Withdrawal Amount and (ii) the amount you would receive if you had applied your Annuity Account Value on that date to a life annuity with no period certain, using the applicable guaranteed annuity rates in Part VII of your Contract, or the applicable current individual annuity rates as of that date, whichever rates would provide a larger benefit with respect to the payee. The resulting periodic payments are provided while you (and any Joint Owner if applicable) are living. The GWBL Maturity Date Annuity


2009GWBLMD
                                       -1-

Benefit payments reduce any GMDB remaining after the Maturity Date on a pro-rata basis. Once GWBL Maturity Date Annuity Benefit payments begin, no withdrawals in addition to the calculated payments are permitted. However, the Contract may be surrendered at any time on or after the Maturity Date to receive any remaining Cash Value.

AXA EQUITABLE LIFE INSURANCE COMPANY


/s/Christopher M. Condron               /s/Karen Field Hazin
-------------------------               -------------------------------------
Christopher M. Condron                  Karen Field Hazin, Vice President,
President and Chief Executive Officer   Secretary and Associate General Counsel

2009GWBLMD
                                        -2-